Exhibit 99.103

VERSES

VERSES Announces Genius™ Public Beta Preview and Webinar

Company to Host Webinar June 20th at 1pm EDT

VANCOUVER, British Columbia, May 21, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, today announced an upcoming public beta preview of its platform, Genius™. CEO Gabriel René, Chief Product Officer, Hari Thiruvengada, and President, James Hendrickson conduct a webinar on June 20th to demonstrate the software and discuss future rollout plans.

"We've designed Genius to empower developers to create a new class of intelligent software systems that transcend the capabilities of today's AI platforms," said Thiruvengada.

René comments, "That's why major players like JPL and Volvo are working with us and why thousands of other developers have signed up for access to Genius. Today we're thrilled to announce that we will begin rolling out beta access to the broader developer community starting June 20th. We look forward to collecting feedback and feature requests and improving Genius to enable a smarter world."

Interested parties can register here for the webinar starting today and developers can sign up for Genius beta here.

To learn more about Genius, please visit: https://www.verses.ai/genius

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120